UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42907

Charming Medical Limited

Units 1803-1806, 18/F, Hang Lung Centre
2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 20, 2025, Charming Medical Limited, a British Virgin Islands company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Cathay Securities, Inc., as the representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “IPO”) an aggregate of 1,600,000 Class A ordinary shares, par value $0.0001 per share, of the Company (the “Class A Ordinary Shares”), at an offering price of $4.00 per share. Pursuant to the Underwriting Agreement, the Company has also granted the Representative a 45-day option to purchase up to an additional 240,000 Class A Ordinary Shares to cover over-allotments, if any. The Underwriting Agreement is attached hereto as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-287258), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2025, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on September 30, 2025. The Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “MCTA” on October 21, 2025. On October 22, 2025, the Company closed its IPO.

In connection with the IPO, the Company issued a press release on October 20, 2025 announcing the pricing of the IPO and a press release on October 22, 2025 announcing the closing of the IPO. Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Charming Medical Limited

Date: October 22, 2025	By:	/s/ Kit Wong
	Name:	Kit Wong
	Title:	Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated October 20, 2025 between the Company and Cathay Securities, Inc.
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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